Pricing Supplement No. 33 to the Prospectus dated December 21, 2005 and the
                  Prospectus Supplement dated December 21, 2005

    [RBC LOGO]    US$4,025,000
                  Royal Bank of Canada
                  Enhanced Return (Leveraged) Bear Notes due March 31, 2008
                  Linked to the iShares(R) Dow Jones U.S. Real Estate Index Fund

Issuer:                 Royal Bank of Canada ("Royal Bank")
Series:                 Senior Global Medium-Term Notes, Series B
Issue Date:             September 29, 2006
Maturity Date and Term: March 31, 2008 (resulting in a term to maturity of one and a half years).
Coupon:                 We will not pay you interest during the term of the
                        Notes.
Underlying ETF:         The payment at maturity on the Notes is linked to the
                        price of an exchange-traded fund, the iShares(R) Dow
                        Jones U.S. Real Estate Index Fund (the "Underlying
                        ETF,").
Minimum Investment:     US$5,000.
Denomination:           US$1,000 (except that non-U.S. investors may be subject
                        to higher minimums).
Paymentat Maturity:     If the Final Price is less than the Initial Price, then,
                        at maturity, the investor will receive the principal amount invested (the "Principal Amount"), plus an amount equal to the lesser of:
                           (a) Principal Amount x Percentage Change x 300% x -1, and
                           (b)  Principal Amount x 40%.
                        If the Final Price is greater than the Initial Price, then, at maturity, the investor will receive less than all of the Principal Amount, in an amount equal to the greater of:
                           (a)  Principal Amount - [ Principal Amount x
                                Percentage Change ], and
                           (b)  Principal Amount x 50%.
                        Percentage Change: The Percentage Change, expressed as a percentage, is calculated using the following formula:

                                      Final Price - Initial Price
                                      ---------------------------
                                            Initial Price

                        where, Final Price is the Reference Price of the
                        Underlying ETF on March 26, 2008 (the "final valuation
                        date") Initial Price is $76.85, the Reference Price of
                        the Underlying ETF on September 26, 2006 (the "initial
                        valuation date")
                        The Reference Price of the Underlying ETF is its price
                        as of the close of trading on the New York Stock
                        Exchange on the relevant date.
Clearance and
Settlement:             DTC global (including through its indirect participants
                        Euroclear and Clearstream, Luxembourg as described under
                        "Ownership and Book-Entry Issuance" in the accompanying
                        prospectus).
CUSIP Number:           78008EBX4
Listing:                The Notes will not be listed on any securities exchange
                        or quotation system.
Calculation Agent:      JPMorgan Chase Bank, National Association

Investing in the Notes involves risks that are described in the "Risk Factor" section beginning on page P-5 of this pricing supplement and page S-4 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                                                                      Proceeds to Royal
                       Price to Public       Agent's Commission        Bank of Canada
                       ---------------       ------------------        --------------
  Per Note...........        100%                    2%                      98%
  Total..............     $4,025,000               $80,500               $3,944,500

                         RBC Capital Markets Corporation
                   Pricing Supplement dated September 26, 2006 iShares(R) is a registered mark of Barclay's Global Investors, N.A. and has been licensed for use by Royal Bank of Canada. The Partially Principal Enhanced Return (Leveraged) Bear Notes due March 31, 2008, Linked to the iShares(R) Dow Jones U.S. Real Estate Fund (the "Notes") are not sponsored, endorsed, sold or promoted by Barclays Global Investors, N.A., or its affiliate, Barclays Global Fund Advisors (together, "Barclays") and Barclays does not make any representation, warranty, or condition regarding the advisability of investing in the Notes. The licensing relating to the use of the Underlying ETF (as defined herein) and the trademarks referred to above by Royal Bank of Canada is solely for the benefit of Royal Bank of Canada, and not for any third parties. The only relationship of Barclays to Royal Bank of Canada is the licensing of certain trademarks and trade names of the Underlying ETF, which are determined, composed and calculated by Barclays without regard to Royal Bank of Canada or the Notes. Barclays has no obligation to take the needs of Royal Bank of Canada or the holders into consideration in determining, composing or calculating the Underlying ETF. Barclays is not responsible for and have not participated in the determination of the timing or pricing of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. Barclays has no obligation or liability in connection with the administration, marketing or trading of the Notes.

BARCLAYS DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY INFORMATION CONTAINED HEREIN OR IN ANY DOCUMENT RELATING TO THE UNDERLYING ETF OR ANY DATA INCLUDED THEREIN AND BARCLAYS SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. BARCLAYS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK OF CANADA, THE HOLDERS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF INFORMATION RELATING TO THE UNDERLYING ETF OR ANY DATA INCLUDED THEREIN. BARCLAYS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE UNDERLYING ETF OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BARCLAYS HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES OR LOSSES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The notes are not sponsored, endorsed, sold, or promoted by Dow Jones & Co. ("Dow Jones"), the sponsor of the Dow Jones U.S. Real Estate Index (the "Underlying Index"). Dow Jones makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Dow Jones' only relationship to us is in the licensing of certain trademarks, trade names, and service marks of Dow Jones and of the Underlying Index, which is determined, composed, and calculated by Dow Jones without regard to us or the notes. Dow Jones has no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing, or calculating the Underlying Index. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination of the amount to be paid on the Notes. Dow Jones has no obligation or liability in connection with the administration, marketing, or trading of the Notes.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE UNDERLYIN G INDEX OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

                                TABLE OF CONTENTS

Pricing Supplement
Summary..................................................................................    P-1
Risk Factors.............................................................................    P-5
The Underlying ETF.......................................................................    P-9
Specific Terms of the Notes..............................................................    P-12
Use of Proceeds and Hedging..............................................................    P-17
Supplemental Tax Considerations..........................................................    P-18
Supplemental Plan of Distribution........................................................    P-20
Documents Filed as Part of the Registration Statement....................................    P-20

Prospectus Supplement
About This Prospectus Supplement.........................................................    S-3
Recent Developments......................................................................    S-3
Consolidated Ratios of Earnings to Fixed Charges.........................................    S-3
Risk Factors.............................................................................    S-4
Use of Proceeds..........................................................................    S-7
Description of the Notes We May Offer....................................................    S-8
Certain Income Tax Consequences..........................................................    S-27
Employee Retirement Income Security Act..................................................    S-40
Supplemental Plan of Distribution........................................................    S-41
Documents Filed as Part of the Registration Statement....................................    S-46

Prospectus
Documents Incorporated by Reference......................................................    1
Where You Can Find More Information......................................................    3
About This Prospectus....................................................................    3
Caution Regarding Forward-Looking Information............................................    4
Royal Bank of Canada.....................................................................    5
Risk Factors.............................................................................    5
Use of Proceeds..........................................................................    5
Consolidated Ratios of Earnings to Fixed Charges.........................................    6
Description of Securities We May Offer...................................................    6
Additional Mechanics.....................................................................    9
Special Situations.......................................................................    11
Subordination Provisions.................................................................    13
Defeasance...............................................................................    14
Events of Default........................................................................    15
Ownership and Book-Entry Issuance........................................................    16
Our Relationship with the Trustee........................................................    21
Tax Consequences.........................................................................    21
Plan of Distribution.....................................................................    22
Validity of Securities...................................................................    23
Experts..................................................................................    23
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others............    24
Documents Filed as Part of the Registration Statement....................................    24

                      [THIS PAGE INTENTIONALLY LEFT BLANK.]

                                     SUMMARY

     The Enhanced Return (Leveraged) Bear Notes (the "Notes") are medium-term notes issued by Royal Bank offering limited principal protection and a leveraged return linked to the decline, if any, in the price of the iShares(R) Dow Jones U.S. Real Estate Index Fund (the "Underlying ETF") an exchange-traded fund linked to the performance of the Dow Jones U.S. Real Estate Index (the "Index") .. If the price of the Underlying ETF increases, you will receive a negative return on the Notes. The following is a summary of the terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The Notes may be offered to certain investors outside the United States in accordance with applicable local law. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated December 21, 2005, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated December 21, 2005, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations:

o Exposure to Underlying ETF Price Declines--The Notes are designed for investors who believe that the price of the Underlying ETF will decline between the initial valuation date and the final valuation date. You will receive a positive return on your Notes only if the price of the Underlying ETF declines. You will receive any such gains at maturity.

o Leveraged Return--If the price of the Underlying ETF declines between the initial valuation date and the final valuation date, you will receive a positive return on your Notes equal to three times the amount of the percentage change of such decline. Any such leveraged return, however, will be capped at 40%.

o Limited Principal Protection--You will lose some of your principal amount invested ("principal amount") at maturity, if the price of the Underlying ETF increases between the initial valuation date and the final valuation date. Any such loss, however, will be limited to 50%.

Selected Risk Considerations:

     An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" in this pricing supplement.

o Principal at Risk--You will lose up to 50% of your principal amount at maturity, if the price of the Underlying ETF increases between the initial valuation date and the final valuation date at a rate of 1% loss of principal for every 1% increase in the price of the Underlying ETF.

o The Total Return Is Capped, Which May Limit Your Potential Payment at Maturity--You will receive a positive return on your principal amount at maturity if the price of the Underlying ETF declines between the initial valuation date and the final valuation date. Any return, however, will be capped at 40%. In contrast, an investment in a security linked directly to the negative performance of the Underlying ETF (without a cap) will not limit an investor's return linked to the decline, if any, in the price of the Underlying ETF at maturity.

o No Interest or Dividend Payments--You will not receive any interest payments on the Notes and you will not receive nor be entitled to receive any dividend payments or other distributions on the securities included in the Underlying ETF (the "Constituent Stocks"). Any return on your Notes will be paid at maturity.

o There May Be Little or No Secondary Market for the Notes--The Notes will not be listed on any U.S. or foreign securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. RBC Capital Markets Corporation and potentially other affiliates of Royal Bank intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

The Notes may be a suitable investment for you if:

o You believe the price of the Underlying ETF will decline during the term of the Notes (and therefore you will receive a positive return on your investment rather than a loss).

o You are willing to accept the risk of fluctuations in stocks directly associated with the U.S. REIT market.

o    You are willing to hold the Notes to maturity.

o    You do not seek current income from this investment.

The Notes may not be a suitable investment for you if:

o    You are unwilling to risk any loss of principal.

o You believe the price of the Underlying ETF will increase during the term of the Notes (and therefore you will receive a negative return on your investment).

o You prefer the lower risk and therefore accept the potentially lower returns of unindexed fixed income investments with comparable maturities and credit ratings.

o    You are unable or unwilling to hold the Notes to maturity.

o    You seek current income from your investment.

o    You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

     In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat the Notes as a pre-paid derivative contract with respect to the Underlying ETF and the terms of the Notes require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. If the Notes are so treated, you should recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and your tax basis in the Notes. In general, your tax basis in your Notes will be equal to the price you paid for it. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 15% where the property is held for more than one year. The deductibility of capital losses is subject to limitations. Your holding period for your Notes will generally begin on the date after the issue date (i.e., the settlement date) for your Notes and, if you hold your Notes until maturity, your holding period will generally include the maturity date.

     For a more complete discussion of the U.S. federal income tax consequences of your investment in the Notes, see "Supplemental Tax
Considerations--Supplemental U.S. Tax Considerations" on page P-18.

     For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations" on page P-19.

Sample Calculations of the Payment at Maturity

     The examples set forth below are included for illustration purposes only. The prices of the Underlying ETF used to illustrate the calculation of Percentage Change are neither estimates nor forecasts of the prices of the Underlying ETF on the initial valuation date or the final valuation date on which the calculation of the Percentage Change, and in turn the payment at maturity, will depend. All examples assume that a holder has purchased Notes with an aggregate principal amount of $5,000 and that no market disruption event has occurred.

Example 1--    The principal amount is $5,000. On the final valuation date there is a 9% decline from the initial price of $76.

               Percentage Change        -9%

               Payment at Maturity      Lesser of:

                                            1.  principal amount + (principal
                                                amount x percentage change x
                                                300% x -1) = $5,000 + ($5,000
                                                x -9% x 300% x -1) = $6,350;
                                                and

                                            2.  principal amount + (principal
                                                amount x 40%) = $5,000 +
                                                ($5,000 x 40%) = $7,000

               On a $5,000.00 investment, a -9% percentage change results in a payment at maturity of $6,350, a 27% return on the Notes.


Example 2--    The principal amount is $5,000. On the final valuation date there is a 15% decline from the initial price of $76.

               Percentage Change        -15%

               Payment at Maturity      Lesser of:

                                            1.  principal amount + (principal
                                                amount x percentage change x
                                                300% x -1) = $5,000 + ($5,000
                                                x -15% x 300% x -1) = $7,250;
                                                and

                                            2.  principal amount + (principal
                                                amount x 40%) = $5,000 +
                                                ($5,000 x 40%) = $7,000

               On a $5,000.00 investment, a -15% percentage change results in a payment at maturity of $7,000, a 40% return on the Notes.


Example 3--    The principal amount is $5,000. On the final valuation date there is a 20% increase from the initial price of $76.

               Percentage Change        20%

               Payment at Maturity      Greater of:

                                            1.  principal amount - (principal
                                                amount x percentage change) =
                                                $5,000 - ($5,000 x 20%) =
                                                $4,000; and

                                            2.  principal amount x 50% =
                                                $5,000 x 50% = $2,500

               On a $5,000.00 investment, a 20% percentage change results in a payment at maturity of $4,000, a -20% return on the Notes.

Example 4--    The principal amount is $5,000. On the final valuation date there is a 60% increase from the initial price of $76.

               Percentage Change        60%

               Payment at Maturity      Greater of:

                                            1.  principal amount - (principal
                                                amount x percentage change) =
                                                $5,000 - ($5,000 x 60%) =
                                                $2,000; and

                                            2.  principal amount x 50% =
                                                $5,000 x 50% = $2,500

               On a $5,000.00 investment, a 60% percentage change results in a payment at maturity of $2,500, a -50% return on the Notes.

                                  RISK FACTORS

     The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of an exchange traded fund, the iShares(R) Dow Jones U.S. Real Estate Index Fund (the "Underlying ETF"), an exchange-traded fund linked to the performance of the Dow Jones U.S. Real Estate Index (the "Index"). Investing in the Notes is not equivalent to investing directly in the Constituent Stocks or the Underlying ETF itself. See "The Underlying ETF" below for more information.

     This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Do Not Pay Interest or Guarantee Return of Your Investment

     The Notes do not pay interest and may not return up to 50% of the principal amount invested. The amount payable at maturity will be determined pursuant to the terms described in this pricing supplement. At maturity, if the price of the Underlying ETF increases between the initial valuation date and the final valuation date, you will lose up to 50% of your principal amount at a rate of 1% loss of principal for every 1% increase in the price of the Underlying ETF.

Your Potential Payment at Maturity May Be Limited

     The Notes may provide less opportunity to participate in the decrease in the price of the Underlying ETF than an investment in a security inversely linked to the price of the Underlying ETF providing full participation in the depreciation, because the return is capped at 40%. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the negative performance of the Underlying ETF, assuming that the final price is not above the initial price on the final valuation date of the Notes.

The Constituent Stocks Are Concentrated in One Industry

     All of the Constituent Stocks are issued by companies in the real estate sector of the U.S. equity markets. As a result, an investment in the Notes will be concentrated in one industry.

There May Not Be an Active Trading Market in the Notes--Sales in the Secondary Market May Result in Significant Losses.

     You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. RBC Capital Markets Corporation and other affiliates of Royal Bank currently intend to make a market for the Notes, although they are not required to do so. RBC Capital Markets Corporation or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result you may suffer substantial losses.

Changes that affect the Underlying ETF will affect the market value of the Notes and the amount you will receive at maturity

     The policies of Barclays Global Fund Advisors (the "ETF Source"), with respect to the Underlying ETF concerning additions, deletions or substitutions of the Constituent Stocks and the manner in which changes affecting the Constituent Stocks or the issuers of the Constituent Stocks, such as stock dividends, reorganizations or mergers, are reflected in the Underlying ETF, could affect the Underlying ETF and, therefore, could affect the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if the ETF Source changes these policies, for example by changing the manner in which it determines the Constituent Stocks of the Underlying ETF, in which case it may become difficult to determine the market value of the Notes. If events such as these occur or if the Reference Price of the ETF on the final valuation date is not available because of a market disruption event or for any other reason, the Calculation Agent--which initially will be JPMorgan Chase Bank, N.A.--may determine the Reference Price of the ETF or fair market value of the Notes--and, thus, the amount payable at maturity--in a manner it considers appropriate, in its sole discretion.

Risks Associated with the Underlying ETF May Adversely Affect the Market Price of the Notes

     We believe that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, the price of the Underlying ETF, and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

     Volatility of the Underlying ETF. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the price of the Underlying ETF changes, the market value of the Notes may change.

     Interest Rates. We expect that the market value of the Notes will be affected by changes in U.S. interest rates. Ordinarily, interest rate increases would tend to decrease the value of debt instruments such as the Notes and interest rate decreases would tend to increase the value of the Notes. However, because of the structural complexity of the Notes and the fact that the return of the Notes is tied to the performance of the Underlying ETF, which is itself linked to the U.S. real estate market - an interest rate sensitive sector of the U.S. economy - the impact of interest rate movements on the value of the Notes is unclear.

     Time Premium or Discount. As a result of a "time premium or discount," the Notes may trade at a value above or below that which would be expected based on the volatility of the Underlying ETF, the level of interest rates and the prices of the Underlying ETF, the longer the time remaining to maturity. A "time premium or discount" results from expectations concerning the price of the Underlying ETF during the period prior to the maturity of the Notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, thereby increasing or decreasing the market value of the Notes.

     Hedging Activities. Hedging activities related to the Notes by one or more of our affiliates will likely involve trading in one or more of the Underlying ETF or in the other instruments, such as options, swaps or futures, based upon the Underlying ETF, the Underlying Index or its Constituent Stocks. This hedging activity could affect the market value of the Notes but is not expected to. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Notes declines. Profit or loss from this hedging activity could affect the price at which RBC Capital Markets Corporation may be willing to purchase your Notes in the secondary market.

     Royal Bank of Canada's Credit Ratings, Financial Condition and Results. Actual or anticipated changes in the credit ratings, financial condition or results of Royal Bank of Canada may affect the market value of the Notes. The Notes are subject to the credit risk of Royal Bank of Canada.

     These factors interrelate in complex ways and you should understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the Underlying ETF Is Not an Indication of the Future Performance of the Underlying ETF

     The historical performance of the Underlying ETF which is included in this pricing supplement should not be taken as an indication of the future performance of the Underlying ETF during the term of the notes. Changes in the prices of the Underlying ETF will affect the trading price of the Notes, but it is impossible to predict whether the price of the Underlying ETF will rise or fall.

There May Not Be an Active Trading Market in the Notes--Sales in the Secondary Market May Result in Significant Losses

     You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. RBC Capital Markets Corporation and other affiliates of Royal Bank currently intend to make a market for the Notes although they are not required to do so. RBC Capital Markets Corporation or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses.

Except to the Extent Royal Bank and One or More of its Affiliates Act as Authorized Participants in the Distribution of, and, at Any Time, May Hold, Shares of the Constituent Stocks, There Is No Affiliation Between the Underlying ETF and Royal Bank, and We Are Not Responsible for Any Disclosure by the Underlying ETF

     RBC Capital Markets Corporation and one or more of our other affiliates act, from time to time, as authorized participants in the distribution of shares of the Underlying ETF, and, at any time, may hold the shares of the Underlying ETF as well as holding shares of the Constituent Stocks. Except for the relationship described in the preceding sentence and the license agreement with Barclays described below in the pricing supplement, Royal Bank is not otherwise affiliated with the Underlying ETF or with the issuers of the Constituent Stocks. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with many of the Constituent Stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the Underlying ETF or about any of the Constituent Stock issuers. You, as an investor in your Note, should make your own investigation into the Underlying ETF and the Constituent Stocks or the Index.

     None of the Underlying ETF nor any of the Constituent Stock issuers are involved in this offering of your Note in any way and none of them have any obligation of any sort with respect to your Note. None of the Underlying ETF nor any of the Constituent Stock issuers has any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Note.

The Calculation Agent Can Postpone the Maturity Date If an Extraordinary Event Occurs on the Final Valuation Date

     The calculation of the payment at maturity may be postponed if the Calculation Agent determines that a market disruption event has occurred or is continuing on the final valuation date. If such a postponement occurs, then the Calculation Agent will instead use the settlement prices on the New York Stock Exchange on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days. If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on such last possible day, that day will nevertheless be the final valuation date. If a market disruption event is occurring on the last possible final valuation date, the Calculation Agent will make a good faith estimate in its sole discretion of the Percentage Change that would have prevailed in the absence of the market disruption event. See "Specific Terms of the Notes--Extraordinary Event" in this pricing supplement.

     If a market disruption event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

Non-U.S. Investors May Be Subject to Certain Additional Risks

     The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

     This pricing supplement contains a general description of certain U.S. and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

                               THE UNDERLYING ETF

     The following is a description of the Underlying ETF. The information in this description has been taken from publicly available sources. Such information reflects the policies of, and is subject to change by, investment advisor or manager of the Underlying ETF. We have not independently verified this information. You, as an investor in the Notes, should make your own investigation into the Underlying ETF and its investment advisor or manager. The Underlying ETF's investment adviser, BGFA and Dow Jones are not involved in the offer of the Notes in any way and none of them has any obligation to consider your interests as a holder of the Notes. Dow Jones has no obligation to continue to publish the Dow Jones U.S. Real Estate Index, and may discontinue publication of the Index at any time in its sole discretion.

     iShares(R) Trust. (of which the iShares(R) Dow Jones U.S. Real Estate Index Fund is a part) is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file information specified by the Securities and Exchange Commission ("SEC") periodically. Information filed with the SEC can be inspected and copied at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, information filed by the iShares(R) Trust with the SEC electronically can be reviewed through a website maintained by the SEC. The address of the SEC's website is www.sec.gov.

The iShares(R) Dow Jones U.S. Real Estate Index Fund

The iShares(R) Dow Jones U.S. Real Estate Index Fund (the "Underlying ETF") is an "index fund" that seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones U.S. Real Estate Index (the "Underlying Index"). The Underlying Index is sponsored and developed by Dow Jones (the "Index Provider"). The Dow Jones U.S. Real Estate Index measures the performance of the real estate industry of the U.S. equity market, including real estate holding and developing and real estate investment trusts subsectors. The index is a subset of the Dow Jones U.S. Financials Index and is capitalization-weighted. Component companies are adjusted for available float and must meet objective criteria for inclusion to the index. The iShares(R) Dow Jones U.S. Real Estate Index Fund is issued by iShares(R) Trust , an open-end management registered investment company. Barclays Global Financial Advisors ("BGFA"), the investment adviser to the Underlying ETF, is a subsidiary of Barclays Global Investors, N.A. ("BGI").

     The shares of the Underlying ETF are listed and traded at market prices on national securities exchanges, such as the New York Stock Exchange or the American Stock Exchange. The Underlying ETF has its own CUSIP number (464287739) and exchange trading symbol (IYR). Market prices for a Fund's shares may be different from its net asset value per share ("NAV").

     For additional information regarding the iShares(R) Trust, BGFA, the Underlying ETF and the risk factors attributable to the Underlying ETF, please see the relevant portions of the Prospectus, dated August 1, 2006 for the iShares(R) Dow Jones U.S. Real Estate Index Fund filed with the SEC under File No. 811-09729. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding the iShares(R) Dow Jones U.S. Real Estate Index Fund, including their top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly disseminated documents, and the iShares(R) website at www.ishares.com.



 Historical Performance of the iShares(R) Dow Jones U.S. Real Estate Index Fund

     The following chart shows the performance of the iShares(R) Dow Jones Real Estate Index Fund of the period from September 5, 2001 to September 26, 2006.

       iShares Dow Jones U.S. Real Estate Index Fund (09/26/01 - 09/26/06)



                                [CHART OMITTED]



Historical performance of the Underlying ETF will not necessarily predict future performance of the Underlying ETF or the Notes. The source of the data displayed in these charts is Bloomberg L.P. and its accuracy cannot be guaranteed.


License Agreement

     iShares(R) is a registered mark of Barclay's Global Investors, N.A. and has been licensed for use by Royal Bank of Canada. The Enhanced Return (Leveraged) Bear Notes are not sponsored, endorsed, sold or promoted by Barclays Global Investors, N.A., or its affiliate, Barclays Global Fund Advisors (together, "Barclays") and Barclays does not make any representation, warranty, or condition regarding the advisability of investing in the Notes. The licensing relating to the use of the Underlying ETF and the trademarks referred to above by Royal Bank Canada is solely for the benefit of Royal Bank Canada, and not for any third parties. The only relationship of Barclays to Royal Bank of Canada is the licensing of certain trademarks and trade names of the Underlying ETF, which are determined, composed and calculated by Barclays without regard to Royal Bank of Canada or the Notes. Barclays has no obligation to take the needs of Royal Bank of Canada or the holders into consideration in determining, composing or calculating the Underlying ETF. Barclays is not responsible for and has not participated in the determination of the timing or pricing of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. Barclays has no obligation or liability in connection with the administration, marketing or trading of the Notes.


BARCLAYS DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY INFORMATION CONTAINED HEREIN OR IN ANY DOCUMENT RELATING TO AN UNDERLYING ETF OR ANY DATA INCLUDED THEREIN AND BARCLAYS SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. BARCLAYS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK OF CANADA, THE HOLDERS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF INFORMATION RELATING TO ANY UNDERLYING ETF OR ANY DATA INCLUDED THEREIN. BARCLAYS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO AN UNDERLYING ETF OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BARCLAYS HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES OR LOSSES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The notes are not sponsored, endorsed, sold, or promoted by Dow Jones & Co. ("Dow Jones"), the sponsor of the Dow Jones U.S. Real Estate Index (the "Underlying Index"). Dow Jones makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Dow Jones' only relationship to us is in the licensing of certain trademarks, trade names, and service marks of Dow Jones and of the Underlying Index, which is determined, composed, and calculated by Dow Jones without regard to Royal Bank or to the Notes. Dow Jones has no obligation to take the needs of Royal Bank or the needs of holders of the Notes into consideration in determining, composing, or calculating the Underlying Index. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination of the amount to be paid on the Notes. Dow Jones has no obligation or liability in connection with the administration, marketing, or trading of the Notes.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE UNDERLYG INDEX OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. DOWJONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONESHAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OR ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND ROYAL BANK.

     The licensing agreements between the Barclays and Royal Bank and between Dow Jones and Royal Bank are solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

                           SPECIFIC TERMS OF THE NOTES

     In this section, references to "holders" mean those who own the Notes registered in their own names, on the books that we or the trustee maintains for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled "Description of the Notes We May Offer--Legal Ownership" in the accompanying prospectus supplement and "Description of the Notes We May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus.

     The Notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series A" (the "medium-term notes") that we may issue under the senior indenture, dated October 23, 2003, as amended, between Royal Bank and JPMorgan Chase Bank, National Association, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in "Description of the Notes We May Offer" in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

     Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

     We describe the terms of the Notes in more detail below.

Coupon

     We will not pay you interest during the term of the Notes.

Minimum Investment

     The minimum investment in the Notes will be US$5,000.

Denomination

     We will offer the Notes in denominations of US$1,000 (except that non-U.S. investors may be subject to higher minimums).

Defeasance

     There shall be no defeasance, full or covenant, applicable to the Notes.

Payment at Maturity

     You will receive a cash payment at maturity that is based on the Percentage Change, which may be positive or negative. The Notes are partially principal protected and you will receive a minimum of 50% of the principal amount at maturity.

     If the Final Price is less than the Initial Price, then, at maturity, you will receive the principal amount invested (the "Principal Amount"), plus an amount equal to the lesser of:

     (a)  Principal Amount x Percentage Change x 300% x -1, and

     (b)  Principal Amount x 40%.

         If the Final Price is greater than the Initial Price, then, at maturity, you will receive less than all of the Principal Amount, in an amount equal to the greater of:

     (a)  Principal Amount - [ Principal Amount x Percentage Change ], and

     (b)  Principal Amount x 50%.

     As a result of the above formula, you will receive a cash payment equal to no less than 50% of the Principal Amount.

     P

     The Percentage Change, expressed as a percentage, is calculated using the following formula:

                           Final Price - Initial Price
                           ---------------------------
                                  Initial Price

          where, Final Price is the Reference Price of the Underlying ETF on the final valuation date; and

          Initial Price is the Reference Price of the Underlying ETF on the initial valuation date.

          The Reference Price of the Underlying ETF is its price as of the close of trading on the New York Stock Exchange on the relevant date.

     The method of determination for the Reference Price for the Underlying ETF is specified under "--Reference Prices" below. The method may be adjusted by the Calculation Agent upon the occurrence of certain extraordinary events as set forth under "--Delisting or Suspension of Trading of the Underlying ETF" below.

Final Valuation Date

     The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the Calculation Agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the Calculation Agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Maturity Date

     If the maturity date stated on the cover of this pricing supplement is not a business day, then the maturity date will be the next following business day. If the third business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the third business day following the final valuation date. The Calculation Agent may postpone the final valuation date--and therefore the maturity date--if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under "--Market Disruption Event" below.

Reference Prices

     The reference price for the Underlying ETF (the "Reference Price") has been determined on the initial valuation date and will be determined on the final valuation date by reference to the closing price of the Underlying ETF on the New York Stock Exchange.

Reference Prices on the Initial Valuation Date

     The Reference Price for the Underlying ETF on the initial valuation date is $76.85.

Delisting, Suspension of Trading or Modification of the Underlying ETF

     If the Underlying ETF is de-listed from the NYSE, the Calculation Agent will substitute an exchange-traded fund that the Calculation Agent determines, in its sole discretion, is comparable to the discontinued Underlying ETF. We refer to any substitute exchange-traded fund approved by the Calculation Agent as a "successor fund". If the Underlying ETF is de-listed from the NYSE and the Calculation Agent determines that no successor fund is available, then the Calculation Agent will, in its sole discretion, calculate the appropriate closing share prices of the discontinued Underlying ETF by a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the Underlying ETF. If a successor fund is selected or the Calculation Agent calculates a share price as a substitute for the discontinued Underlying ETF, that successor fund or share price will be substituted for the Underlying ETF for all purposes of the Note.

     If at any time the Underlying Index is changed in a material respect so that it no longer represents the U.S. real estate market, or if the Underlying ETF is modified so that it does not, in the opinion of the Calculation Agent, fairly represent the Underlying Index, then, from and after that time, the Calculation Agent will make those calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a price of an exchange-traded fund comparable to the Underlying ETF as it exists on the date of this pricing supplement or the successor fund, as the case may be, as if those changes or modifications had not been made, and calculate the closing prices with reference to the Underlying ETF or the successor fund, as adjusted. Furthermore, if the Underlying ETF or a successor fund is modified in a way that the price of its shares is a fraction of what it would have been if it had not been modified (e.g., due to a split or a reverse split), then the Calculation Agent will adjust the price in order to arrive at a price of the Underlying ETF shares or shares of the successor fund as if it had not been modified (e.g., as if the split or the reverse split had not occurred). The Calculation Agent also may determine that no adjustment is required by the modification of the method of calculation.

Market Disruption Event

     As set forth under "--Payment at Maturity" above, the Calculation Agent will determine the reference price of the Underlying ETF on the final valuation date. As described above, the final valuation date may be postponed and thus the determination of the reference price may be postponed with respect to the Underlying ETF if the Calculation Agent determines that, on the final valuation date, a market disruption event has occurred or is continuing. If such a postponement occurs, the Calculation Agent will use the closing share price of the Underlying ETF on the first business day after the final valuation date on which no market disruption event occurs or is continuing as the final share price. In no event, however, will the determination of the reference price on the final valuation date be postponed by more than ten business days.

     If the determination of the final share price is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the final share price will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the reference price of the Underlying ETF that would have prevailed in the absence of the market disruption event and determine the final share price.

     Any of the following will be a market disruption event:

          o a suspension, absence or material limitation of trading in the Underlying ETF for more than two hours or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion;

          o the Underlying Index is not published, as determined by the Calculation Agent in its sole discretion; or

          o in any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under "Use of Proceeds and Hedging".

     The following events will not be market disruption events:

          o a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

          o    a decision to permanently discontinue trading in the Underlying
               ETF.

     For this purpose, an "absence of trading" in the primary securities market on which the Underlying ETF is traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount."

     For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Description of Debt Securities--Modification and Waiver" and "--Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies".

Default Amount

     The default amount for the Notes on any day will be an amount, determined by the Calculation Agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest -- or, if there is only one, the only -- quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o    no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

     Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

     When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in London and New York City are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

     JPMorgan Chase Bank, National Association, will serve as the Calculation Agent. We may change the Calculation Agent after the original issue date of the Notes without notice. The Calculation Agent will make all determinations or confirmations regarding the Reference Price of the Underlying ETF, market disruption events, business days, the default amount, the Percentage Change and the amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of and confirmations by the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or confirmations by the Calculation Agent.

                           USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under "Use of Proceeds." We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving sales of securities linked to the Underlying ETF, the Constituent Stocks or the Underlying Index and/or purchases and/or sales of listed and/or over-the-counter options or futures on shares of the Underlying ETF or the Constituent Stocks or listed and/or over-the-counter options, futures or exchange-traded funds on the Underlying Index prior to or on the initial valuation date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

          o    acquire or dispose of shares of the Underlying ETF;

          o    acquire or dispose of securities of the issuers of Constituent
               Stocks;

          o acquire or dispose of positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Underlying Index or the value of the Underlying ETF or the Constituent Stocks;

          o acquire or dispose of positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or stocks; or

          o    any combination of the above four.

     We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of shares of the Underlying ETF or the Constituent Stocks, listed or over-the-counter options or futures on the Underlying ETF or the Constituent Stocks or listed or over-the-counter options, futures, exchange-traded funds or other instruments designed to track the performance of the Underlying Index.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" in this pricing supplement for a discussion of these adverse effects.

                         SUPPLEMENTAL TAX CONSIDERATIONS

     The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus. It applies to you only if you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

     o    a dealer in securities or currencies;

     o a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

     o    a bank;

     o    a life insurance company;

     o    a tax-exempt organization;

     o    a partnership or other pass-through entity,

     o a person that owns a note as a hedge or that is hedged against interest rate risks;

     o a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

     o a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

     This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     This subsection describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for U.S. federal income tax purposes:

     o    a citizen or resident of the United States;

     o    a domestic corporation;

     o an estate whose income is subject to U.S. federal income tax regardless of its source; or

     o a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

     In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat the Notes as a pre-paid derivative contract with respect to the Underlying ETF and the terms of the Notes require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. If the Notes are so treated, you should recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and your tax basis in the Notes. In general, your tax basis in your Notes will be equal to the price you paid for it. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 15% where the property is held for more than one year. The deductibility of capital losses is subject to limitations. Your holding period for your Notes will generally begin on the date after the issue date (i.e., the settlement date) for your Notes and, if you hold your Notes until maturity, your holding period will generally include the maturity date.

     Alternative Treatments.?In the opinion of our counsel, Sullivan & Cromwell LLP, it would also be reasonable to treat the Notes as a debt instrument subject to the special tax rules governing contingent debt instruments. If the Notes are so treated, you would be required to accrue interest income over the term of your Notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Notes. You would recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes. In general, your adjusted basis in your Notes would be equal to the amount you paid for your Notes, increased by the amount of interest you previously accrued with respect to your Notes. Any gain you recognize upon the sale, redemption or maturity of your Notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your Notes, and thereafter, would be capital loss. If the Notes are treated as a contingent debt instrument and you purchase your Notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the Notes, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in Treasury Regulations governing contingent debt instruments. Accordingly, if you purchase your Notes in the secondary market, you should consult your tax adviser as to the possible application of such rules to you.

     Because of the absence of authority regarding the appropriate tax characterization of your Notes, it is possible that the Internal Revenue Service could seek to characterize your Notes in a manner that results in tax consequences to you that are different from those described above. For example, the Internal Revenue Service could possibly assert that any gain or loss that you recognize upon the maturity of the Notes should be treated as ordinary gain or loss. It is also possible that the Internal Revenue Service could assert that you should be required to accrue interest with respect to the 50% of your investment that you are guaranteed to receive upon maturity. You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your Notes for U.S. federal income tax purposes.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences--Certain Canadian Income Tax Consequences" in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

     Based, in part, upon the current administrative practices and policies published by the Canada Revenue Agency relating to equity index-linked notes, interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act") to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder should not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We have agreed to sell to RBC Capital Markets Corporation, and RBC Capital Markets Corporation has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corporation (the "Underwriter") has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of 2%. The Underwriter may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to 2% of the principal amount of the Notes. The Underwriter may allow, and the brokers or dealers may reallow, a discount not to exceed 2% of the principal amount of the Notes. To the extent the Underwriter resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the Notes as such term is defined in the Securities Act of 1933. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

     In the future, RBC Capital Markets Corporation or another of our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

              DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     In addition to the documents specified in the accompanying prospectus and prospectus supplement under "Documents Filed as Part of the Registration Statement", the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this pricing supplement relates (the "Registration Statement"): (i) the Terms Agreement, dated the date of this pricing supplement, between us and the Underwriter and (ii) the consent of Deloitte & Touche LLP to the incorporation by reference of their report dated November 30, 2005 to the shareholders of the Bank on the financial statements of the Bank as at October 31, 2005 and 2004 and for each of the years in the three-year period ended October 31, 2005. Such documents will not be incorporated by reference into this pricing supplement or the accompanying prospectus or prospectus supplement.

     Additional exhibits to the Registration Statement to which this pricing supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

                                                           Deloitte & Touche LLP
                                                                       BCE Place
                                                                  181 Bay Street
                                                                      Suite 1400
                                                              Toronto ON M5J 2V1
                                                                          Canada
                                                             Tel: (416) 601-6150
                                                             Fax: (416) 601-6590
                                                                 www.deloitte.ca




EXHIBIT A
---------

                                Auditors' Consent

     We refer to the Pricing Supplement No. 33 of Royal Bank of Canada (the "Bank") dated September 26, 2006 relating to the offering of US$4,025,000 Senior Global Medium-Term Notes, Series B, Enhanced Return (Leveraged) Bear Notes due March 31, 2008 Linked to the iShares(R) Dow Jones U.S. Real Estate Index Fund, to the Prospectus Supplement dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Global Medium-Term Notes, Series B to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities and Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

     We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2005. Our report is dated November 30, 2005.



(signed) "Deloitte & Touche LLP"
Chartered Accountants

Toronto, Canada
September 26, 2006

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.





                                  US$4,025,000


                                   [RBC LOGO]



                              Royal Bank of Canada
             Senior Global Medium-Term Notes, Series B
             Enhanced Return (Leveraged) Bear Notes due March 31, 2008 Linked to the iShares(R) Dow Jones U.S. Real Estate Index Fund

                               September 26, 2006